

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Mr. C. Mark Hussey
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group, Inc.
550 West Van Buren Street
Chicago, IL 60607

> **Re:** **Huron Consulting Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for period ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 0-50976**

Dear Mr. Hussey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual Obligations, page 48

1. Given that you note elsewhere that interest is based on a LIBOR spread or a base rate as selected by you (as appears to be the case with your Amended and Restated Credit Agreement entered into on April 14, 2011), it is unclear how you are unable to quantify future obligations related to interest due on your borrowings. Based on the significance of your credit agreements, some level of quantitative information surrounding the interest obligations on your borrowings would be beneficial to an investor. Please advise.

<u>Form 10-Q for period ended September 30, 2011</u>

<u>Notes to Consolidated Financial Statements, page 5</u>

<u>10. Derivative Instrument and Hedging Activity, page 12</u>

2.   Please tell us how the entry into the Amended and Restated Credit Agreement impacted your outstanding interest rate swap agreement that is set to expire on February 23, 2012, including how you determined there was no ineffectiveness resulting from such change in your variable-rate borrowings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Cicely LaMothe

                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant